Exhibit 23

Consent of Independent Public Accountants

The Board of Directors and Shareholders
Rainbow Rentals, Inc.:

     We consent to the incorporation by reference in the registration statements (No. 333-79963 and No. 333-40690) on Forms S-8 of Rainbow Rentals, Inc. of our report dated February 26, 2003, relating to the balance sheets of Rainbow Rentals, Inc. as of December 31, 2002 and 2001, and the related statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2002, which report appears in the December 31, 2002 annual report on Form 10-K of Rainbow Rentals, Inc. Our report refers to changes in the methods of accounting in 2002 for goodwill and other intangible assets and the criteria for identifying and measuring discontinued operations.

KPMG LLP
Cleveland, Ohio
March 26, 2003

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